
Mail Stop 3628

December 30, 2008

Via Facsimile and U.S. Mail

Mr. Clyde R. Hosein
Chief Financial Officer
Marvell Technology Group Ltd.
Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

RE: Marvell Technology Group Ltd.
Schedule TO-I
Filed December 16, 2008
File No. 5-60245

Dear Mr. Hosein:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1)(A): Offer to Exchange
General

1.   You disclose in the last paragraph of your cover page that you are not making an offer in any jurisdiction where the offer is not permitted. We refer to the all-holders provision applicable to issuer tender offers and the caveat to that requirement in Rule 13e-4(f)(11).

Revise to clarify whether you are referring to a state within the United States. If not, explain in your response letter the authority upon which Marvell relies to reject tenders from security holders in jurisdictions outside the United States given the mandate of Rule 13e-4(f)(8)(i).

Summary Term Sheet and Questions and Answers, page 1

2.   It appears that you are relying upon the global exemptive Order issued by the Commission on March 21, 2001. Advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. In preparing this response, specifically address whether an "employee benefit plan" may continue to meet the definition contained in Rule 405 to the extent plan beneficiaries include persons performing services under contract, such as consultants.

Procedures for electing to exchange options, page 39

3.   We note your disclosure indicating that your determination of certain events will be "final and binding on all parties." Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Please make similar changes to the document where you provide similar disclosure that your determination will be final and binding on all parties.

Conditions of the offer, page 43

4.   We note your disclosure in the last paragraph of this section where you provide that your "failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. . . ." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition. When an offer condition is triggered by events that occur before the expiration of the offer, you should inform target security holders how you intend to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Carmen Chang, Esq.
       Tom Savage, Esq.
       Wilson Sonsini Goodrich & Rosati
        Professional Corporation
       650 Page Mill Road
       Palo Alto, CA 94304